UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
21 June 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Editas Medicine, Inc.

File No. 1-37687 -- CF# 35169
_____

       Editas Medicine, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2017.

       Based on representations by Editas Medicine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through May 15, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                Brent J. Fields
                                Secretary